 Decmber 9, 2010

VIA EDGAR AND OVERNIGHT MAIL
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549

Attention:       Kathleen Collins, Accounting Branch Chief
Robert Benton, Staff Accountant

Re:	Kenexa Corporation
Form 10-K for the fiscal year ended December 31, 2009
Filed on March 9, 2010
SEC File No. 000-51358

Dear Ms. Collins and Mr. Benton:

On behalf of Kenexa Corporation (the “Company”), this letter is being submitted in response to the comments given by the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as set forth in your letter to Donald Volk, Chief Financial Officer of the Company, dated November 24, 2010 (the “Comment Letter”) with respect to the above filings.

For your convenience, we set forth each comment in the Comment Letter in italicized typeface and include each response below the relevant comment.  All references to page numbers in our responses reflect paginations in the filings cited.

Form 10-K for the Year Ended December 31, 2009

Item 1. Business, page 3

1.
Your disclosure on page 43 indicates that your subscription agreements are typically one to three years and that you generally invoice your customers in quarterly or monthly installments in advance.  To the extent that your subscription arrangements are firm orders to deliver services throughout the contract term and to the extent that  your deferred revenue balance does not reflect the entire amount due, tell us what consideration you gave to disclosing the total amount of the company’s backlog for such contracts pursuant to Item 101(c)(1)(viii) of Regulation S-K.

The Company notes the Staff’s comment.  Historically, the Company has intentionally omitted backlog data from its business discussion because it does not view its subscription agreements as equivalent to firm orders.  In reaching this conclusion, the Company notes in particular the following factors:

1.
Within the single segment in which the Company operates, backlog is only applicable to one product line within the Company’s product portfolio which the Company believes would not present a meaningful depiction of the future business since the remaining service product lines would be excluded.

2.	The Company believes deferred revenue, which includes amounts invoiced in advance, is the most relevant measure used by analysts for estimating the Company’s future revenue trends.

3.
In response to market pressures, the Company’s arrangements have increasingly included termination for convenience clauses which allow its customers to cancel or alter their services following a short notification period.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

Operating Activities, page 56

2.
Please tell us how you considered disclosing days sales outstanding (“DSO”) at each balance sheet date and the impact it had on your cash flows.  In this regard, we note that you have included a brief discussion of DSO in your conference call which was filed in your Form 8-K filed on February 4, 2010.  See Section IV.B.1 of SEC Release 33-8350.

The Company considered the guidance in Section IV.B.I of SEC Release 33-8350 in determining whether to disclose DSO data in its discussion of cash flows from operations and the material changes in drivers of cash flow.  The Company concluded that the 63-day average DSO over the course of the calendar year ended December 31, 2009 and 2008  did not have a significant impact on its cash flows.

The Company routinely presents its DSO data during its quarterly conference call with  investors and analysts as a way to highlight meaningful changes in the cash collection experience with its customers (which may or may not materially impact cash flows),  and because management believes that this data is used by the call participants for use in their projection models.  To the extent that DSO figures are presented in quarterly conference calls in the future, the Company will include such figures in the management discussion and analysis sections of the corresponding periodic reports.

Item 8. Financial Statements and Supplementary Data

Note 2.  Summary of Significant Accounting Policies

Cash and Cash Equivalents, page 71

3.
We note your cash and cash equivalents consist primarily of highly liquid investments with original maturities of three months or less.  If material, tell us how you considered providing disclosures pursuant to the requirements of ASC 820-10-50-1 through 50-9, relating to your cash equivalent investments.  In addition, please tell us and in the future revise to disclose the composition of your cash and cash equivalents and the amounts held in each type of instrument.

The Company’s cash and cash equivalents balance of $29.2 million at December 31, 2009 consisted primarily of cash on deposit and included  $0.2 million  held in fixed term deposits with original maturities of three months or less;  the Company will disclose the composition of its cash and cash equivalents in future filings.

We believe that the fixed term deposit component of our cash and cash equivalents at December 31, 2009 is immaterial, and therefore did not provide disclosure relating to the determination of the fair value of these assets.

Note 10.  Commitments and Contingencies

Litigation, page 95

4.
We note your disclosure that you believe you have made adequate provision for potential liabilities but the ultimate liability for litigation could have a material adverse effect on your financial statements.  Please note that this disclosure does not satisfy the requirements of ASC 450 if there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred.  In that case, you must either disclose the estimated loss, or range of loss, that is reasonably possible or state that such an estimate cannot be made.  Please tell us whether you believe that there are reasonably possible material additional losses and, if so, how your disclosures comply with paragraphs 3 through 5 of ASC 450-20-50 and SAB Topic 5Y.

The Company believes its commitments and contingencies disclosure included in its December 31, 2009 footnotes is in compliance with  the requirements of ASC 450.  The Company carefully considered the requirements of ASC  450 for all legal matters including application of the two conditions contained in ASC 450-20-25-2 which require the Company to:

1	Evaluate the probability that an asset has been impaired or a liability has been incurred as of the date of the financial statements; and

2	Determine if the amount of loss can be reasonably estimated.

Based upon its analysis, the Company’s individual legal matters which were required to be disclosed were presented in its December 31, 2009 financial statement footnotes.  Furthermore, the Company notes that due to the nascent phase of the current discovery process,  the requisite determination of whether there exists a “reasonable possibility that a loss exceeding amounts  recognized may have been incurred” is not possible at this time.     As such, the estimated loss or a range of loss could not be calculated and therefore was not presented in the disclosed footnotes.  The Company will continue to evaluate its commitments and contingencies disclosures to ensure that it is in compliance with ASC 450.

* * * *

Pursuant to your request, the Company acknowledges that:

the Company is responsible for the adequacy and accuracy of the disclosure in our filings;

staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at (610) 971-6102 if you should have any questions or comments with regard to these responses.

Very truly yours,

Donald F. Volk, Chief Financial Officer

cc:      Nooruddin S. Karsan
           Tom Valvano
   Barry M. Abelson